Exhibit 21.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Jurisdiction of incorporation
Siyata Mobile Canada Inc.	British Columbia, Canada
Queensgate Ressources Corp.	British Columbia, Canada
Signifi Mobile, Inc.	Montreal, Canada
Siyata Mobile Israel Ltd.	Israel
Queensgate Ressources US Corp.	Nevada, USA